October 22, 2014

FILED VIA EDGAR; ORIGINALS SENT VIA UPS

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attention:      Ethan Horowitz

Branch Chief

Re:                          Avery Dennison Corporation
Form 10-K for Fiscal Year Ended December 28, 2013
Filed February 26, 2014

Supplemental response dated August 15, 2014
File No. 001-07685

Ladies and Gentlemen:

We are providing our response to the follow-up comment contained in the October 7, 2014 letter (the “Comment Letter”) from the staff of the Commission (the “Staff”) to Mitchell R. Butier, Senior Vice President and Chief Financial Officer of Avery Dennison Corporation (the “Company,” “we” or “us”).  For your convenience, we have set forth each part of the Staff’s comment contained in the Comment Letter, followed by our response.

Form 10-K for Fiscal Year Ended December 28, 2013

Notes to Consolidated Financial Statements

Note 13 – Segment Information, page 58

1.            We note your response to comment 1 in our letter dated July 15, 2014. It appears that the reports provided with your response include information regarding revenues from external customers by product. Please tell has how you considered the guidance per FASB ASC 280-10-50-40 and concluded that it is impracticable to provide this type of disclosure.

Securities and Exchange Commission

Division of Corporate Finance

Attn:  Ethan Horowitz, Branch Chief

October 22, 2014

We acknowledge that certain of our internal reports include supplemental revenue information for certain product lines within one of our reportable segments as it provides some insight to our CFO.  However – based on the guidance under ASC 280-10-50-40 and related illustrative disclosure under ASC 280-10-55-51 – because our segments are reported based on products and services, we believe that no additional disclosure regarding revenues by product or product group is required.  Note that, consistent with ASC 280-10-50-41, we do disclose revenues by geographic area in Note 13, Segment Information, of our 2013 Annual Report on Form 10-K.  In future filings, we will add clarifying language to indicate that we have determined our reportable segments based on the products and services we sell.

Our disclosure in Note 13 indicating that disclosure of revenues for each product is impracticable was based on the fact that, although our global reporting system is able to aggregate revenues for certain product groups, it does not capture revenues at the product level.   However, as we believe no additional disclosure by product or product group is required, we will remove this disclosure in future filings to avoid confusion.

We appreciate the opportunity to respond to your comment.  If you have any questions or require additional information regarding our response, please do not hesitate to contact me at (626) 304-2064.

Sincerely,

/s/ Lori J. Bondar

Lori J. Bondar
Vice President, Controller and
Chief Accounting Officer

cc:                  Dean A. Scarborough

Mitchell R. Butier

Susan C. Miller